Exhibit 99.1

Silvercorp Provides OreCorp Offer Update

Trading Symbol:           TSX: SVM
                                        NYSE AMERICAN: SVM

VANCOUVER, BC, March 1, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today announced that its off-market takeover bid for all of the ordinary shares in OreCorp Limited ("OreCorp") (ASX:ORR) that it does not already own ("Silvercorp Offer") will now close at 7:00pm (Sydney time) on March 22, 2024, unless further extended or withdrawn in accordance with the Corporations Act 2001 (Cth) ("Corporations Act").  The Silvercorp Offer is contained in the replacement bidder's statement issued by Silvercorp and dated January 16, 2024 (as supplemented on February 2, 2024) ("Bidder's Statement").

Notice was lodged with the Australian Securities and Investments Commission and given to OreCorp today and will be given to each person as required by the Corporations Act.

Silvercorp further notes that, as at the time of this announcement, Perseus Mining Limited ("Perseus") has yet to provide an update on the status of its application to the Fair Competition Commission of Tanzania for an unconditional merger control approval in relation to its off-market takeover bid for all of the ordinary shares in OreCorp ("Perseus Offer").  This is despite Perseus' belief as disclosed in its replacement bidder's statement dated February 16, 2024 ("Perseus Bidder's Statement") and repeated in its BMO presentation on February 27, 2024, that the relevant approval would likely be obtained by end of February 2024. Also, unlike the Silvercorp Offer, Perseus has not agreed to waive all conditions to the Perseus Offer within 3 business days after the 50.1% minimum acceptance condition is satisfied (other than any condition which has been publicly announced being breached or suspected to be breached).

As such, the increased timing and execution risk associated with the Perseus Offer remains. Silvercorp encourages all OreCorp shareholders who have not already accepted the Silvercorp Offer to do so without delay.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: the Company's off-market takeover bid for all of the ordinary shares in OreCorp; regulatory approvals, global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 12:45e 01-MAR-24